MANAGEMENT'S DISCUSSION AND ANALYSIS
30 CN | 2026 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Forward-looking statements

Certain statements included in this Management's Discussion and Analysis (MD&A) are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," "goals," or other similar words.

Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining the forward-looking statements. See also the section of this MD&A entitled 2026 Business outlook and assumptions.

Forward-looking statements	Key assumptions
Statements relating to revenue growth opportunities, including those referring to general economic and business conditions
•North American and global economic growth in the short and long term
•Long-term growth opportunities being less affected by current economic conditions
•No material disruption of CN’s operations or of the economy’s supply chains as a result of pandemics or geopolitical conflicts and tensions
•No further deterioration in the North American economy as a result of tariffs, trade barriers and trade actions taken by various governments and agencies globally

Statements relating to the Company's ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending	•Adequate credit ratios •Investment-grade credit ratings •Access to capital markets •Adequate cash generated from operations and other sources of financing
Statements relating to pension contributions
•Adequate cash generated from operations and other sources of financing
•Adequate long-term return on investment on pension plan assets
•Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts or tensions; trade restrictions, trade barriers, or the imposition of tariffs or other changes to international trade arrangements; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators and other regulatory claims or proceedings; increases in maintenance and operating costs; security threats; reliance on technology, including the use of artificial intelligence, and related cybersecurity risk; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled Business risks of this MD&A and the Company's 2025 Annual MD&A for a description of major risk factors relating to CN.

CN has sustainability-related commitments and climate goals, and continues to assess the impact on its operations of related initiatives, plans and proposals that CN and other stakeholders (including government, regulatory and other bodies) are pursuing in relation to climate change and carbon emissions. The achievement of CN’s climate goals is subject to several risks and uncertainties, including those disclosed in the section entitled Business risks: Reputation of the Company's 2025 Annual MD&A. The achievement of these goals is also subject to circumstances outside of the Company’s control, including the availability and cost competitiveness of renewable fuels and the development and availability of new technologies, such as alternative propulsion locomotive technologies, and the cooperation of third parties such as suppliers, customers, supply chain partners and regulators. There can be no certainty that the Company will achieve any or all of these goals within the stated timeframe, or that achieving any of these goals will meet all of the expectations of its stakeholders or applicable legal
CN | 2026 Quarterly Review – Second Quarter 31

MANAGEMENT'S DISCUSSION AND ANALYSIS
requirements. If the Company is unable to achieve its climate goals or satisfy the expectations of its stakeholders, its brand and reputation could be materially and adversely affected.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not incorporated by reference into this MD&A.

Introduction

This MD&A dated July 23, 2026, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's June 30, 2026 Interim Consolidated Financial Statements and Notes thereto. It should also be read in conjunction with the Company's 2025 Annual Consolidated Financial Statements, and the 2025 Annual MD&A. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.

CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2025 Annual Information Form and Form 40-F, may be found online on SEDAR+ at www.sedarplus.ca, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting CN's Corporate Secretary's Office.

Quarterly highlights

Second quarter of 2026 compared to second quarter of 2025
Financial results
•Revenues of $4,753 million, an increase of $481 million, or 11%.
•Operating income of $1,781 million, an increase of $143 million, or 9% and adjusted operating income of $1,798 million, an increase of $160 million, or 10%. (1)(2)
•Operating ratio, defined as operating expenses as a percentage of revenues, of 62.5%, an increase of 0.8-points and adjusted operating ratio of 62.2%, an increase of 0.5-points. (1)(2)
•Net income of $1,249 million, an increase of $77 million, or 7% and adjusted net income of $1,261 million, an increase of $89 million, or 8%. (1)(2)
•Diluted earnings per share (EPS) of $2.06, an increase of 10% and adjusted diluted EPS of $2.08, an increase of 11%. (1)(2)
•Net cash provided by operating activities of $1,611 million, a decrease of $134 million, or 8%, and net cash used in investing activities of $669 million, a decrease of $154 million, or 19%.
•Free cash flow of $942 million, an increase of $20 million, or 2%. (1)(3)

(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(2)See the section of this MD&A entitled Non-GAAP measures for an explanation and reconciliation of these non-GAAP measures.
(3)See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation and reconciliation of this non-GAAP measure.

32 CN | 2026 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Operating performance (1)
•Through dwell increased by 4% to 7.1 (entire railroad, hours).
•Car velocity decreased by 1% to 211 (car miles per day).
•Through network train speed increased by 1% to 19.1 (mph).
•Fuel efficiency of 0.836 (US gallons of locomotive fuel consumed per 1,000 gross ton miles (GTMs)), was 3% more efficient.
•Train length increased by 1% to 8,084 (feet).
•Revenue ton miles (RTMs) increased 5% to 62,250 (millions).
•Injury frequency rate increased from 0.83 to 1.01 (per 200,000 person hours). (2)
•Accident rate increased from 1.56 to 2.30 (per million train miles). (2)
(1)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.
(2)Based on Federal Railroad Administration (FRA) reporting criteria.

Labor and Workforce negotiations
As at June 30, 2026, CN employed a total of 17,300 employees in Canada, of which 12,568, or 73%, were unionized employees, and 6,525 employees in the U.S., of which 5,444, or 83%, were unionized employees.

U.S. workforce
The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which CN's subsidiaries Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), Wisconsin Central Ltd. (WC), and Bessemer & Lake Erie Railroad Company (BLE) currently participate in for collective bargaining agreements covering all union-represented employees, with the exception of two employee groups working at Pittsburgh and Conneaut Dock Company (PCD). In the most recent bargaining round, which closed in July 2026, agreements were reached and ratified with all twelve unions.

Recent Developments
On July 22, 2026, the Company and Union Pacific Corporation (UP) announced a Memorandum of Understanding concerning a commercial agreement to improve North American Rail Connectivity. Under the agreement, the Company would secure new rights over UP's network for moves between Canada and Mexico; UP would have expanded operating rights over CN's former Elgin, Joliet & Eastern Railway (EJ&E) corridor around Chicago. The rights are subject to Surface Transportation Board (STB) approval.

2026 Business outlook and assumptions

CN now assumes low single-digit RTM growth (compared to its January 30, 2026 assumption of flattish growth). The 2025/2026 grain crops in Canada and the U.S. were above their respective five-year averages. The Company continues to assume that the 2026/2027 grain crops in Canada and the U.S. will be in line with their respective five-year averages. The Company notes there is a heightened demand risk as a result of volatile macroeconomic conditions, geopolitical conflicts and global trade tensions.

In 2026, the Company continues to expect to invest approximately $2.8 billion in its capital program, net of amounts reimbursed by customers, to improve the safety, efficiency and integrity of its network. These investments are intended to also enable and support the growth of the Company and will be financed with cash generated from operations or with cash from financing activities.

The forward-looking statements discussed in this 2026 Business outlook and assumptions section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such statements.

CN | 2026 Quarterly Review – Second Quarter 33

MANAGEMENT'S DISCUSSION AND ANALYSIS
Financial highlights

	Three months ended June 30				Six months ended June 30
In millions, except percentages and per share data	2026	2025		% Change Fav (Unfav)	2026	2025		% Change Fav (Unfav)
Financial performance and liquidity
Revenues	$4,753	$4,272		11%	$9,132	$8,675		5%
Operating income	$1,781	$1,638		9%	$3,330	$3,248		3%
Adjusted operating income (1)(2)	$1,798	$1,638		10%	$3,364	$3,248		4%
Net income	$1,249	$1,172		7%	$2,395	$2,333		3%
Adjusted net income (1)(2)	$1,261	$1,172		8%	$2,363	$2,333		1%
Basic earnings per share	$2.06	$1.87		10%	$3.93	$3.72		6%
Diluted earnings per share	$2.06	$1.87		10%	$3.93	$3.71		6%
Adjusted diluted earnings per share (1)(2)	$2.08	$1.87		11%	$3.88	$3.71		5%
Dividends declared per share	$0.9150	$0.8875		3%	$1.8300	$1.7750		3%
Operating ratio (3)	62.5%	61.7%	(0.8)	pts	63.5%	62.6%	(0.9)	pts
Adjusted operating ratio (1)(2)	62.2%	61.7%	(0.5)	pts	63.2%	62.6%	(0.6)	pts
Net cash provided by operating activities	$1,611	$1,745		(8%)	$2,876	$2,909		(1%)
Net cash used in investing activities	$669	$823		19%	$1,034	$1,361		24%
Free cash flow (1)(4)	$942	$922		2%	$1,842	$1,548		19%
In millions, except percentages					As at June 30, 2026	As at December 31, 2025		% Change Fav (Unfav)
Financial position
Total assets					$60,094	$58,555		3%
Total long-term liabilities (5)					$34,924	$33,291		(5%)
(1)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(2)See the section of this MD&A entitled Non-GAAP measures – Adjusted performance measures for an explanation of these non-GAAP measures.
(3)Operating ratio is defined as operating expenses as a percentage of revenues.
(4)See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.
(5)Total long-term liabilities is the difference between Total liabilities and Total current liabilities.

Results of operations

Second quarter and first half of 2026 compared to corresponding periods in 2025
Revenues for the second quarter of 2026 were $4,753 million compared to $4,272 million for the same period in 2025, an increase of $481 million, or 11%. The increase was mainly due to higher volumes and higher freight revenue per RTM:
•Volumes: increased mainly due to higher Canadian and U.S. grain exports, higher volumes of refined petroleum products, stronger export and domestic volumes of natural gas liquids; partly offset by lower shipments of international intermodal.
•Freight revenue per RTM: increased mainly due to higher applicable fuel surcharge rates and freight rate increases; partly offset by an increase in the average length of haul.

Revenues for the first half of 2026 were $9,132 million compared to $8,675 million for the same period in 2025, an increase of $457 million, or 5%. The increase was mainly due to higher volumes and higher freight revenue per RTM:
•Volumes: increased mainly due to higher Canadian and U.S. grain exports, higher volumes of refined petroleum products, stronger domestic and export volumes of natural gas liquids and potash; partly offset by lower shipments of frac sand and lower exports of Canadian metallurgical and thermal coal.
•Freight revenue per RTM: increased mainly due to higher applicable fuel surcharge rates and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

34 CN | 2026 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Operating expenses for the second quarter of 2026 were $2,972 million compared to $2,634 million for the same period in 2025. Operating expenses for the first half of 2026 were $5,802 million compared to $5,427 million for the same period in 2025. The increase of $338 million, or 13%, in the second quarter was mainly due to higher fuel prices, general wage increases and higher purchased services and material expense; partly offset by lower average headcount. The increase of $375 million, or 7%, in the first half of 2026 was mainly due to higher fuel prices in the second quarter, general wage increases, higher purchased services and material expense and higher incident costs, partly offset by lower average headcount, the positive translation impact of a stronger Canadian dollar and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

Operating income for the second quarter of 2026 increased by $143 million, or 9%, to $1,781 million when compared to the same period in 2025. Operating income for the first half of 2026 increased by $82 million, or 3%, to $3,330 million when compared to the same period in 2025. The operating ratio, defined as operating expenses as a percentage of revenues, was 62.5% in the second quarter of 2026 compared to 61.7% in the second quarter of 2025, a 0.8-point increase. The operating ratio for the first half of 2026 was 63.5% compared to 62.6% in 2025, a 0.9-point increase.

Net income for the second quarter of 2026 was $1,249 million, an increase of $77 million, or 7%, and diluted earnings per share increased by 10% to $2.06, when compared to the same period in 2025. Net income for the first half of 2026 was $2,395 million, an increase of $62 million, or 3%, and diluted earnings per share increased by 6% to $3.93, when compared to the same period in 2025.

Key operating metrics

	Three months ended June 30			Six months ended June 30
	2026	2025	% Change Fav (Unfav)	2026	2025	% Change Fav (Unfav)
Gross ton miles (GTMs) (millions) (1)	121,082	117,335	3%	239,471	232,178	3%
Train weight (tons) (2)	9,404	9,125	3%	9,350	9,101	3%
Train length (feet) (3)	8,084	8,016	1%	7,979	7,863	1%
Through network train speed (miles per hour) (4)	19.1	18.9	1%	18.9	18.3	3%
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs) (5)	0.836	0.865	3%	0.864	0.891	3%
Through dwell (entire railroad, hours) (6)	7.1	6.8	(4%)	7.3	7.3	—%
Car velocity (car miles per day) (7)	211	213	(1%)	206	200	3%
(1)GTMs: The workload performed by system trains in hauling freight or equipment. GTMs are calculated by multiplying the trailing weight by the distance the train moved. A larger number is an indicator of more traffic (and thus more revenue) being moved.
(2)Train weight: An efficiency measurement on how much tonnage each mainline train handles on average as it crosses the network. Calculated as the total of GTMs and divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic.
(3)Train length: An efficiency measurement on average trailing length of each mainline train on the network. Calculated as the total of car foot miles (the sum of car length multiplied by miles travelled for each trailing car) divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic.
(4)Through network train speed: A measure of the line-haul movement from origin to destination, including time at terminals. The average speed is calculated by dividing train miles by total hours operated, excluding yard and local trains, passenger trains, maintenance of way trains, and foreign trains. This measure represents the fluidity of trains on the network, with a higher value also indicating a more fluid network.
(5)Fuel efficiency: This measure represents how efficient the Company is in the generation and utilization of locomotive horsepower in freight train operations, with a lower number indicating improved performance. Fuel efficiency is defined as US gallons of locomotive fuel consumed per 1,000 GTMs.
(6)Through dwell: The average time a car resides within terminal boundaries expressed in hours. The measurement begins with a customer release, received interchange, or train arrival event and ends with a customer placement (actual or constructive), delivered or offered in interchange, or train departure event. This excludes stored, bad ordered, maintenance of way cars, or cars with dwell greater than 10 days. This measure represents the efficiency of handling cars within the terminal, with a lower value indicating higher performance.
(7)Car velocity: The average miles per day traveled by loaded and empty cars (including all active cars whether private, foreign or CN owned) on company lines. This measure represents the fluidity of cars on the network, calculated by the sum of miles each car traveled divided by the sum of all of the cars’ active time, with a higher value indicating a smoother and more fluid operation.

The Company's continued focus on its scheduled operating plan resulted in strong operating metrics in the second quarter while handling higher than expected volumes.

During the first half of 2026, operating performance improved across all metrics compared to the same period in 2025. Despite winter weather headwinds, the network absorbed disruptions more effectively, as compared to 2025, with faster recovery and limited drag on operating metrics, reflecting a more fluid and resilient operation than the prior year.
CN | 2026 Quarterly Review – Second Quarter 35

MANAGEMENT'S DISCUSSION AND ANALYSIS
Non-GAAP measures

This MD&A makes reference to non-GAAP measures, including adjusted performance measures, constant currency, free cash flow and adjusted debt-to-adjusted EBITDA multiple that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections of this MD&A entitled Non-GAAP measures: Adjusted performance measures and Constant currency, as well as the section entitled Liquidity and capital resources: Free cash flow and Adjusted debt-to-adjusted EBITDA multiple.

Adjusted performance measures
Adjusted net income, adjusted diluted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance and may include the following adjustments:
i.operating expense adjustments: workforce reduction program, advisory costs related to rail consolidation matters, depreciation expense on the deployment of a replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of changes in tax laws including rate enactments and changes in tax positions affecting prior years.

These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the three and six months ended June 30, 2026, the Company's adjusted net income was $1,261 million, or $2.08 per diluted share, and $2,363 million, or $3.88 per diluted share, respectively. The adjusted figures for the three and six months ended June 30, 2026 exclude advisory costs related to the analysis and advocacy for the U.S. Surface Transportation Board (STB) review of the impacts to fair competition pertaining to the potential merger between Union Pacific and Norfolk Southern of $17 million, or $12 million after-tax ($0.02 per diluted share) and $34 million, or $25 million after tax ($0.04 per diluted share), respectively, recorded in Purchased services and material within the Consolidated Statements of Income. The adjusted figures for the six months ended June 30, 2026 also exclude the sale of a portion of the Newmarket subdivision located in Washago and Sundridge, Ontario, Canada, together with rail fixtures, for cash proceeds of $84 million, which resulted in a gain of $66 million, or $57 million after-tax ($0.09 per diluted share) recorded in the first quarter of 2026 in Other income within the Consolidated Statements of Income.

For the three and six months ended June 30, 2025, the Company's net income was $1,172 million, or $1.87 per diluted share, and $2,333 million, or $3.71 per diluted share, respectively. There were no adjustments in the second quarter and the first half of 2025.

Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Management believes that adjusted net income provides additional insight to management and investors into the Company's operations and underlying business trends as well as facilitates period-to-period comparisons, as it excludes certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. This measure helps management and investors evaluate the Company's profitability on a per-share basis, facilitating the assessment of period-over-period performance by removing the impact of significant, non-recurring items.

36 CN | 2026 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three and six months ended June 30, 2026 and 2025, to the non-GAAP adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2026	2025	2026	2025
Net income	$1,249	$1,172	$2,395	$2,333
Adjustments:
Operating expense adjustment:
Advisory costs related to rail consolidation matters	17	—	34	—
Non-operating expense adjustment:
Gain on disposal of property	—	—	(66)	—
Tax adjustment:
Tax effect of adjustments (1)	(5)	—	—	—
Total adjustments	$12	$—	$(32)	$—
Adjusted net income	$1,261	$1,172	$2,363	$2,333
Diluted earnings per share	$2.06	$1.87	$3.93	$3.71
Impact of adjustments, per share	0.02	—	(0.05)	—
Adjusted diluted earnings per share	$2.08	$1.87	$3.88	$3.71
(1)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. This measure helps management and investors assess the Company's core operating results by excluding items that may distort the analysis of ongoing business performance. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. This measure provides management and investors with a view of ongoing costs which exclude unusual or non-recurring items, enabling more accurate assessment of cost management and resource allocation across reporting periods. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. For management and investors, the adjusted operating ratio serves as a key performance indicator of cost management and overall operational effectiveness, as it demonstrates how effectively management controls costs relative to total revenue by excluding unusual or non-recurring items.

The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three and six months ended June 30, 2026 and 2025, to the non-GAAP adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except percentages	2026	2025	2026	2025
Operating income	$1,781	$1,638	$3,330	$3,248
Adjustment:
Advisory costs related to rail consolidation matters	17	—	34	—
Total adjustment	$17	$—	$34	$—
Adjusted operating income	$1,798	$1,638	$3,364	$3,248

Operating expenses	$2,972	$2,634	$5,802	$5,427
Total adjustment	(17)	—	(34)	—
Adjusted operating expenses	$2,955	$2,634	$5,768	$5,427

Operating ratio	62.5%	61.7%	63.5%	62.6%
Impact of adjustment	(0.3)%	—%	(0.3)%	—%
Adjusted operating ratio	62.2%	61.7%	63.2%	62.6%
CN | 2026 Quarterly Review – Second Quarter 37

MANAGEMENT'S DISCUSSION AND ANALYSIS
Constant currency
Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The weighted average foreign exchange rates were $1.384 and $1.378 per US$1.00 for the three and six months ended June 30, 2026, respectively and $1.385 and $1.411 per US$1.00 for the three and six months ended June 30, 2025, respectively. On a constant currency basis, the Company's net income for the three and six months ended June 30, 2026 would have been higher by $5 million ($0.01 per diluted share) and $26 million ($0.04 per diluted share), respectively.

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three and six months ended June 30, 2026:

	Three months ended June 30				Six months ended June 30
In millions, except per share data	2026	Constant currency impact	2025	% Change at constant currency Fav (Unfav)	2026	Constant currency impact	2025	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$941	$1	$808	17%	$1,869	$25	$1,723	10%
Metals and minerals	528	1	496	7%	996	17	1,019	(1%)
Forest products	495	1	461	8%	929	16	955	(1%)
Coal	243	—	242	—%	462	4	488	(5%)
Grain and fertilizers	980	2	834	18%	2,029	24	1,785	15%
Intermodal	1,087	—	1,008	8%	2,049	11	1,948	6%
Automotive	285	—	241	18%	492	7	460	8%
Total freight revenues	4,559	5	4,090	12%	8,826	104	8,378	7%
Other revenues	194	—	182	7%	306	3	297	4%
Total revenues	4,753	5	4,272	11%	9,132	107	8,675	7%
Operating expenses
Labor and fringe benefits	889	(1)	862	(3%)	1,803	16	1,782	(2%)
Purchased services and material	641	(2)	576	(11%)	1,264	6	1,153	(10%)
Fuel	659	3	413	(60%)	1,142	26	931	(25%)
Depreciation and amortization	486	—	489	1%	970	9	982	—%
Equipment rents	106	—	105	(1%)	218	4	223	—%
Other	191	(1)	189	(1%)	405	4	356	(15%)
Total operating expenses	2,972	(1)	2,634	(13%)	5,802	65	5,427	(8%)
Operating income	1,781	6	1,638	9%	3,330	42	3,248	4%
Interest expense	(241)	—	(219)	(10%)	(475)	(8)	(452)	(7%)
Other components of net periodic benefit income	133	—	126	6%	266	—	251	6%
Other income	7	—	16	(56%)	80	—	41	95%
Income before income taxes	1,680	6	1,561	8%	3,201	34	3,088	5%
Income tax expense	(431)	(1)	(389)	(11%)	(806)	(8)	(755)	(8%)
Net income	$1,249	$5	$1,172	7%	$2,395	$26	$2,333	4%
Diluted earnings per share	$2.06	$0.01	$1.87	11%	$3.93	$0.04	$3.71	7%

Adjusted net income (1)	$1,261	$5	$1,172	8%	$2,363	$26	$2,333	2%
Adjusted diluted earnings per share (1)	$2.08	$0.01	$1.87	12%	$3.88	$0.04	$3.71	6%

Footnote to the table follows on the following page.

38 CN | 2026 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
(1)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Adjusted performance measures for an explanation and reconciliation of these non-GAAP measures. Adjusted net income at constant currency and adjusted diluted EPS at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. For the three months ended June 30, 2026, the Adjusted net income at constant currency was $1,266 million, calculated as adjusted net income of $1,261 million, adjusted for the impact of fluctuations in foreign currency exchange rates of $5 million. For the six months ended June 30, 2026, the Adjusted net income at constant currency was $2,389 million, calculated as adjusted net income of $2,363 million, adjusted for the impact of fluctuations in foreign currency exchange rates of $26 million. For the three months ended June 30, 2026, the Adjusted diluted EPS at constant currency was $2.09, calculated as adjusted diluted EPS of $2.08, adjusted for the impact of fluctuations in foreign currency exchange rates of $0.01 per diluted share. For the six months ended June 30, 2026, the Adjusted diluted EPS at constant currency was $3.92, calculated as adjusted diluted EPS of $3.88, adjusted for the impact of fluctuations in foreign currency exchange rates of $0.04 per diluted share.

Revenues

	Three months ended June 30				Six months ended June 30
In millions, unless otherwise indicated	2026	2025	% Change	% Change at constant currency (1)	2026	2025	% Change	% Change at constant currency (1)
Freight revenues	$4,559	$4,090	11%	12%	$8,826	$8,378	5%	7%
Other revenues	194	182	7%	7%	306	297	3%	4%
Total revenues	$4,753	$4,272	11%	11%	$9,132	$8,675	5%	7%
Freight revenues
Petroleum and chemicals	$941	$808	16%	17%	$1,869	$1,723	8%	10%
Metals and minerals	528	496	6%	7%	996	1,019	(2%)	(1%)
Forest products	495	461	7%	8%	929	955	(3%)	(1%)
Coal	243	242	—%	—%	462	488	(5%)	(5%)
Grain and fertilizers	980	834	18%	18%	2,029	1,785	14%	15%
Intermodal	1,087	1,008	8%	8%	2,049	1,948	5%	6%
Automotive	285	241	18%	18%	492	460	7%	8%
Total freight revenues	$4,559	$4,090	11%	12%	$8,826	$8,378	5%	7%

Revenue ton miles (RTMs) (millions) (2)	62,250	59,215	5%	5%	124,084	119,264	4%	4%
Freight revenue/RTM (cents) (3)	7.32	6.91	6%	6%	7.11	7.02	1%	3%
Carloads (thousands)	1,409	1,414	—%	—%	2,745	2,727	1%	1%
Freight revenue/carload ($)	3,236	2,893	12%	12%	3,215	3,072	5%	6%
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Non-GAAP measures – Constant currency for an explanation of this non-GAAP measure.
(2)RTMs is a measure of volumes and is calculated by multiplying the weight in tons of the shipment lading being transported by the number of miles that the shipment is transported on company lines. CN uses RTMs as the primary measure of volumes as compared to carloads, since RTMs also takes into account the length of haul and weight in the movement.
(3)Freight revenue per RTM is an indicator of revenue yield and represents revenue earned for transporting one ton of freight over a distance of one mile.

Revenues for the second quarter of 2026 were $4,753 million compared to $4,272 million for the same period in 2025, an increase of $481 million, or 11%. The increase was mainly due to higher volumes and higher freight revenue per RTM:
•Volumes: increased mainly due to higher Canadian and U.S. grain exports, higher volumes of refined petroleum products, stronger export and domestic volumes of natural gas liquids; partly offset by lower shipments of international intermodal.
•Freight revenue per RTM: increased mainly due to higher applicable fuel surcharge rates and freight rate increases; partly offset by an increase in the average length of haul.

Revenues for the first half of 2026 were $9,132 million compared to $8,675 million for the same period in 2025, an increase of $457 million, or 5%. The increase was mainly due to higher volumes and higher freight revenue per RTM:
•Volumes: increased mainly due to higher Canadian and U.S. grain exports, higher volumes of refined petroleum products, stronger domestic and export volumes of natural gas liquids and potash; partly offset by lower shipments of frac sand and lower exports of Canadian metallurgical and thermal coal.
•Freight revenue per RTM: increased mainly due to higher applicable fuel surcharge rates and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

CN | 2026 Quarterly Review – Second Quarter 39

MANAGEMENT'S DISCUSSION AND ANALYSIS
Fuel surcharge revenues increased by $242 million in the second quarter of 2026 and increased by $198 million in the first six months of 2026 when compared to the same periods in 2025, mainly due to higher applicable fuel surcharge rates. The fuel surcharge revenues for the first six months of 2025 include the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

Petroleum and chemicals

	Three months ended June 30				Six months ended June 30
	2026	2025	% Change	% Change at constant currency	2026	2025	% Change	% Change at constant currency
Revenues (millions)	$941	$808	16%	17%	$1,869	$1,723	8%	10%
RTMs (millions)	11,874	10,740	11%	11%	24,558	22,576	9%	9%
Revenue/RTM (cents)	7.92	7.52	5%	5%	7.61	7.63	—%	1%
Carloads (thousands)	170	154	10%	10%	340	317	7%	7%
Revenue/carload ($)	5,535	5,247	5%	6%	5,497	5,435	1%	3%

Revenues for this commodity group increased by $133 million, or 16%, in the second quarter of 2026, when compared to the same period in 2025, mainly due to higher volumes and higher revenue per RTM:
•Volumes: increased mainly due to higher volumes of refined petroleum products, mainly in gas and diesel, driven by increased demand and the impact of prior year production disruptions and extended turnarounds at customer facilities as well as higher export and domestic volumes of natural gas liquids.
•Revenue per RTM: increased mainly due to higher applicable fuel surcharge rates and freight rate increases.

Revenues for this commodity group increased by $146 million, or 8%, in the first half of 2026 when compared to the same period in 2025, mainly due to higher volumes while revenue per RTM remained flat:
•Volumes: increased mainly due to higher volumes of refined petroleum products, mainly in gas and diesel, driven by increased demand and the impact of prior year production disruptions and extended turnarounds at customer facilities, as well as higher export and domestic volumes of natural gas liquids.
•Revenue per RTM: remained flat mainly due to higher applicable fuel surcharge rates and freight rate increases; offset by the negative translation impact of a stronger Canadian dollar and the April 1, 2025 elimination of the Canadian federal carbon tax program.

Metals and minerals

	Three months ended June 30				Six months ended June 30
	2026	2025	% Change	% Change at constant currency	2026	2025	% Change	% Change at constant currency
Revenues (millions)	$528	$496	6%	7%	$996	$1,019	(2%)	(1%)
RTMs (millions)	7,030	7,074	(1%)	(1%)	13,086	13,826	(5%)	(5%)
Revenue/RTM (cents)	7.51	7.01	7%	7%	7.61	7.37	3%	5%
Carloads (thousands)	234	239	(2%)	(2%)	448	452	(1%)	(1%)
Revenue/carload ($)	2,256	2,075	9%	9%	2,223	2,254	(1%)	—%

Revenues for this commodity group increased by $32 million, or 6%, in the second quarter of 2026, when compared to the same period in 2025, mainly due to higher revenue per RTM; partly offset by lower volumes:
•Volumes: decreased mainly due to lower volumes of frac sand driven by increased utilization of locally sourced frac sand in parts of Western Canada; partly offset by higher volumes of metals.
•Revenue per RTM: increased mainly due to higher applicable fuel surcharge rates and freight rate increases.

40 CN | 2026 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Revenues for this commodity group decreased by $23 million, or 2%, in the first half of 2026 when compared to the same period in 2025, mainly due to lower volumes; partly offset by higher revenue per RTM:
•Volumes: decreased mainly due to lower volumes of frac sand driven by increased utilization of locally sourced frac sand in parts of Western Canada and weaker market fundamentals; partly offset by higher volumes of metals.
•Revenue per RTM: increased mainly due to a significant decrease in the average length of haul, higher applicable fuel surcharge rates and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

RTMs decreased more than carloads in the first half of 2026 when compared to the same period in 2025, mainly due to lower long-haul shipments of frac sand.

Forest products

	Three months ended June 30				Six months ended June 30
	2026	2025	% Change	% Change at constant currency	2026	2025	% Change	% Change at constant currency
Revenues (millions)	$495	$461	7%	8%	$929	$955	(3%)	(1%)
RTMs (millions)	5,216	5,113	2%	2%	10,128	10,500	(4%)	(4%)
Revenue/RTM (cents)	9.49	9.02	5%	5%	9.17	9.10	1%	3%
Carloads (thousands)	70	71	(1%)	(1%)	137	144	(5%)	(5%)
Revenue/carload ($)	7,071	6,493	9%	9%	6,781	6,632	2%	4%

Revenues for this commodity group increased by $34 million, or 7%, in the second quarter of 2026, when compared to the same period in 2025, mainly due to higher volumes and higher revenue per RTM:
•Volumes: increased mainly due to higher shipments of woodpulp.
•Revenue per RTM: increased mainly due to higher applicable fuel surcharge rates and freight rate increases; partly offset by an increase in the average length of haul.

RTMs increased while carloads decreased in the second quarter of 2026 when compared to the same period in 2025, mainly due to lower short-haul shipments of pulp & paper.

Revenues for this commodity group decreased by $26 million, or 3%, in the first half of 2026 when compared to the same period in 2025, mainly due to lower volumes; partly offset by higher revenue per RTM:
•Volumes: decreased mainly due to lower shipments of lumber from ongoing unfavourable market conditions, including the impact of higher U.S. anti-dumping and countervailing duties as well as section 232 tariffs affecting Canadian lumber shipments to the U.S.
•Revenue per RTM: increased mainly due to freight rate increases and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

Coal

	Three months ended June 30				Six months ended June 30
	2026	2025	% Change	% Change at constant currency	2026	2025	% Change	% Change at constant currency
Revenues (millions)	$243	$242	—%	—%	$462	$488	(5%)	(5%)
RTMs (millions)	5,078	5,058	—%	—%	9,905	10,504	(6%)	(6%)
Revenue/RTM (cents)	4.79	4.78	—%	—%	4.66	4.65	—%	1%
Carloads (thousands)	110	115	(4%)	(4%)	218	233	(6%)	(6%)
Revenue/carload ($)	2,209	2,104	5%	5%	2,119	2,094	1%	2%

CN | 2026 Quarterly Review – Second Quarter 41

MANAGEMENT'S DISCUSSION AND ANALYSIS
Revenues for this commodity group remained flat in the second quarter of 2026 when compared to the same period in 2025:
•Volumes: remained flat mainly due to lower exports of Canadian metallurgical and thermal coal; offset by higher exports of U.S. thermal coal.
•Revenue per RTM: remained flat mainly due to higher applicable fuel surcharge rates and freight rate increases; offset by a significant increase in the average length of haul.

RTMs remained flat while carloads decreased in the second quarter of 2026 when compared to the same period in 2025, mainly due to higher long-haul shipments of U.S. thermal coal exports.

Revenues for this commodity group decreased by $26 million, or 5%, in the first half of 2026 when compared to the same period in 2025, mainly due to lower volumes while revenue per RTM remained flat:
•Volumes: decreased mainly due to lower exports of Canadian metallurgical and thermal coal; partly offset by higher exports of U.S thermal coal.
•Revenue per RTM: remained flat mainly due to higher applicable fuel surcharge rates and freight rate increases; offset by the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program and the negative translation impact of a stronger Canadian dollar.

Grain and fertilizers

	Three months ended June 30				Six months ended June 30
	2026	2025	% Change	% Change at constant currency	2026	2025	% Change	% Change at constant currency
Revenues (millions)	$980	$834	18%	18%	$2,029	$1,785	14%	15%
RTMs (millions)	18,369	16,513	11%	11%	37,894	33,763	12%	12%
Revenue/RTM (cents)	5.34	5.05	6%	6%	5.35	5.29	1%	2%
Carloads (thousands)	194	177	10%	10%	389	355	10%	10%
Revenue/carload ($)	5,052	4,712	7%	7%	5,216	5,028	4%	5%

Revenues for this commodity group increased by $146 million, or 18%, in the second quarter of 2026 when compared to the same period in 2025, mainly due to higher volumes and higher revenue per RTM:
•Volumes: increased mainly due to higher exports of Canadian and U.S. grain.
•Revenue per RTM: increased mainly due to freight rate increases and higher applicable fuel surcharge rates.

Revenues for this commodity group increased by $244 million, or 14%, in the first half of 2026 when compared to the same period in 2025, mainly due to higher volumes and higher revenue per RTM:
•Volumes: increased mainly due to higher exports of Canadian and U.S. grain and potash.
•Revenue per RTM: increased mainly due to freight rate increases and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

Intermodal

	Three months ended June 30				Six months ended June 30
	2026	2025	% Change	% Change at constant currency	2026	2025	% Change	% Change at constant currency
Revenues (millions)	$1,087	$1,008	8%	8%	$2,049	$1,948	5%	6%
RTMs (millions)	13,730	13,856	(1%)	(1%)	26,793	26,442	1%	1%
Revenue/RTM (cents)	7.92	7.27	9%	9%	7.65	7.37	4%	4%
Carloads (thousands)	573	602	(5%)	(5%)	1,107	1,119	(1%)	(1%)
Revenue/carload ($)	1,897	1,674	13%	13%	1,851	1,741	6%	7%

42 CN | 2026 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Revenues for this commodity group increased by $79 million, or 8%, in the second quarter of 2026 when compared to the same period in 2025, mainly due to higher revenue per RTM; partly offset by lower volumes:
•Volumes: decreased mainly due to lower international shipments through the Port of Prince Rupert; partly offset by higher shipments in the domestic segment and higher international shipments through the Port of Vancouver.
•Revenue per RTM: increased mainly due to higher applicable fuel surcharge rates and freight rate increases.

Carloads decreased more than RTMs in the second quarter of 2026 when compared to the same period in 2025, mainly due to a reduction in empty container returns.

Revenues for this commodity group increased by $101 million, or 5%, in the first half of 2026 when compared to the same period in 2025, mainly due to higher volumes and higher revenue per RTM:
•Volumes: increased mainly due to higher shipments in the domestic segment and higher international shipments through the Port of Vancouver; partly offset by lower international shipments through the Port of Halifax and the Port of Prince Rupert.
•Revenue per RTM: increased mainly due to higher applicable fuel surcharge rates and freight rate increases; partly offset by the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program and the negative translation impact of a stronger Canadian dollar.

Automotive

	Three months ended June 30				Six months ended June 30
	2026	2025	% Change	% Change at constant currency	2026	2025	% Change	% Change at constant currency
Revenues (millions)	$285	$241	18%	18%	$492	$460	7%	8%
RTMs (millions)	953	861	11%	11%	1,720	1,653	4%	4%
Revenue/RTM (cents)	29.91	27.99	7%	7%	28.60	27.83	3%	4%
Carloads (thousands)	58	56	4%	4%	106	107	(1%)	(1%)
Revenue/carload ($)	4,914	4,304	14%	14%	4,642	4,299	8%	10%
Revenues for this commodity group increased by $44 million, or 18%, in the second quarter of 2026 when compared to the same period in 2025, mainly due to higher volumes and higher revenue per RTM.
•Volumes: increased mainly due to higher imports and higher transborder shipments of finished vehicles between the U.S. and Canada; partly offset by lower shipments of finished vehicles within Canada.
•Revenue per RTM: increased mainly due to higher applicable fuel surcharge rates and freight rate increases; partly offset by a significant increase in the average length of haul.

RTMs increased more than carloads in the second quarter of 2026 when compared to the same period in 2025, mainly due to higher long-haul imports.

Revenues for this commodity group increased by $32 million, or 7%, in the first half of 2026 when compared to the same period in 2025, mainly due to higher volumes and higher revenue per RTM:
•Volumes: increased mainly due to higher imports and increased Mexico to Canada shipments of finished vehicles; partly offset by lower shipments of finished vehicles within Canada and lower transborder shipments between the U.S. and Canada.
•Revenue per RTM: increased mainly due to higher applicable fuel surcharge rates and freight rate increases; partly offset by a significant increase in the average length of haul, the negative translation impact of a stronger Canadian dollar and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

RTMs increased while carloads decreased in the first half of 2026 when compared to the same period in 2025, mainly due to higher long-haul imports.

CN | 2026 Quarterly Review – Second Quarter 43

MANAGEMENT'S DISCUSSION AND ANALYSIS
Other revenues

	Three months ended June 30				Six months ended June 30
	2026	2025	% Change	% Change at constant currency	2026	2025	% Change	% Change at constant currency
Revenues (millions)	$194	$182	7%	7%	$306	$297	3%	4%

Other revenues increased by $12 million, or 7% and $9 million, or 3%, in the second quarter of 2026 and the first half of 2026, respectively, when compared to the same periods in 2025, mainly due to higher vessel revenues from the iron ore supply chain.

Operating expenses

Operating expenses for the second quarter of 2026 were $2,972 million compared to $2,634 million for the same period in 2025. Operating expenses for the first half of 2026 were $5,802 million compared to $5,427 million for the same period in 2025. The increase of $338 million, or 13%, in the second quarter was mainly due to higher fuel prices, general wage increases and higher purchased services and material expense; partly offset by lower average headcount. The increase of $375 million, or 7%, in the first half of 2026 was mainly due to higher fuel prices in the second quarter, general wage increases, higher purchased services and material expense and higher incident costs, partly offset by lower average headcount, the positive translation impact of a stronger Canadian dollar and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

	Three months ended June 30				Six months ended June 30
In millions, unless otherwise indicated	2026	2025	% Change	% Change at constant currency (1)	2026	2025	% Change	% Change at constant currency (1)
Labor and fringe benefits	$889	$862	(3%)	(3%)	$1,803	$1,782	(1%)	(2%)
Purchased services and material	641	576	(11%)	(11%)	1,264	1,153	(10%)	(10%)
Fuel	659	413	(60%)	(60%)	1,142	931	(23%)	(25%)
Depreciation and amortization	486	489	1%	1%	970	982	1%	—%
Equipment rents	106	105	(1%)	(1%)	218	223	2%	—%
Other	191	189	(1%)	(1%)	405	356	(14%)	(15%)
Total operating expenses	$2,972	$2,634	(13%)	(13%)	$5,802	$5,427	(7%)	(8%)
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Non-GAAP measures – Constant currency for an explanation of this non-GAAP measure.

Labor and fringe benefits
Labor and fringe benefits expense increased by $27 million, or 3%, in the second quarter and $21 million, or 1%, in the first half of 2026 when compared to the same periods in 2025. The increase in the second quarter was mainly due to general wage increases and higher incentive compensation expense; partly offset by lower average headcount. The increase in the first half of 2026 was mainly due to general wage increases and higher incentive compensation expense; partly offset by lower average headcount and the positive translation impact of a stronger Canadian dollar.

Purchased services and material
Purchased services and material expense increased by $65 million, or 11%, in the second quarter and $111 million, or 10%, in the first half of 2026 when compared to the same periods in 2025. The increase in the second quarter was mainly due to higher trucking and vessel costs and advisory costs of $17 million related to rail consolidation matters. The increase in the first half of 2026 was mainly due to advisory costs of $34 million related to rail consolidation matters, higher trucking and vessel costs and higher snow clearing costs driven by harsher winter operating conditions in the first quarter; partly offset by the positive translation impact of a stronger Canadian dollar.

44 CN | 2026 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Fuel
Fuel expense increased by $246 million, or 60%, in the second quarter and $211 million, or 23%, in the first half of 2026 when compared to the same periods in 2025, mainly due to higher fuel prices in the second quarter. In addition, the increase in the first half of 2026 was partly offset by the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program and the positive translation impact of a stronger Canadian dollar.

Depreciation and amortization
Depreciation and amortization expense for the second quarter of 2026 was in line with the same period in 2025 and decreased by $12 million, or 1%, in the first half of 2026 when compared to the same period in 2025. The decrease in the first half of 2026 was mainly due to the positive translation impact of a stronger Canadian dollar.

Equipment rents
Equipment rents expense for the second quarter of 2026 and the first half of 2026 were in line with the same periods in 2025.

Other
Other expense increased by $2 million, or 1%, in the second quarter and $49 million, or 14%, in the first half of 2026 when compared to the same periods in 2025. The increase in the second quarter was mainly due to higher legal provisions. The increase in the first half of 2026 was mainly due to higher incident costs and higher software and support costs.

Other income and expense

Interest expense
Interest expense was $241 million and $475 million for the three and six months ended June 30, 2026, compared to $219 million and $452 million respectively, for the same periods in 2025. The increases of $22 million and $23 million were mainly due to a higher average level of debt and higher average interest rates; partly offset by the positive translation impact of a stronger Canadian dollar.

Other components of net periodic benefit income
Other components of net periodic benefit income were $133 million and $266 million for the three and six months ended June 30, 2026, respectively, compared to $126 million and $251 million, respectively, for the same periods in 2025. The increases of $7 million and $15 million, respectively, were mainly due to lower interest cost which primarily resulted from changes to discount rates determined at December 31, 2025.

Other income
Other income was $7 million and $80 million for the three and six months ended June 30, 2026 compared to $16 million and $41 million, respectively, for the same periods in 2025. The decrease in the second quarter was not significant. The increase in the first half was mainly due to the sale of a portion of the Newmarket subdivision, in the first quarter, which resulted in a gain of $66 million, partially offset by the prior period fair value remeasurement of CN’s investment in Iowa Northern Railway Company (IANR) as a result of CN acquiring control on March 1, 2025.

Income tax expense
Income tax expense was $431 million and $806 million for the three and six months ended June 30, 2026 compared to $389 million and $755 million for the same periods in 2025. The effective tax rate for the three and six months ended June 30, 2026 was 25.7% and 25.2%, compared to 24.9% and 24.4% for the same periods in 2025. The adjusted effective tax rate for the six months ended June 30, 2026 was 25.4% compared to 24.4% for the same period in 2025 (1).

(1)   Adjusted effective tax rate is a non-GAAP measure, defined as Income tax expense, net of tax adjustments as presented in Adjusted performance measures as a percentage of Income before taxes, net of pre-tax adjustments as presented in Adjusted performance measures. This measure does not have any standard meaning prescribed by GAAP and therefore, may not be comparable to a similar measure presented by other companies.

CN | 2026 Quarterly Review – Second Quarter 45

MANAGEMENT'S DISCUSSION AND ANALYSIS
Summary of quarterly financial data

	2026		2025				2024
	Quarter		Quarters				Quarters
In millions, except per share data	Second	First	Fourth	Third	Second	First	Fourth	Third
Revenues	$4,753	$4,379	$4,464	$4,165	$4,272	$4,403	$4,358	$4,110
Operating income (1)	$1,781	$1,549	$1,733	$1,606	$1,638	$1,610	$1,628	$1,515
Net income (1)	$1,249	$1,146	$1,248	$1,139	$1,172	$1,161	$1,146	$1,085
Basic earnings per share	$2.06	$1.87	$2.03	$1.83	$1.87	$1.85	$1.82	$1.72
Diluted earnings per share (1)	$2.06	$1.87	$2.03	$1.83	$1.87	$1.85	$1.82	$1.72
Dividends per share	$0.9150	$0.9150	$0.8875	$0.8875	$0.8875	$0.8875	$0.8450	$0.8450
(1)Certain quarters include items that management believes do not necessarily arise as part of CN's normal day-to-day operations and can distort the analysis of trends in business performance. See the section of this MD&A entitled Non-GAAP measures as well as the Company's 2025 Annual MD&A for additional information on these items.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation and competitive forces in the transportation marketplace (see the section entitled Business risks of the Company's 2025 Annual MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in Net income in the rolling eight quarters presented above.

Liquidity and capital resources

An analysis of the Company's liquidity and capital resources is provided in the section entitled Liquidity and capital resources of the Company's 2025 Annual MD&A. There were no significant changes during the second quarter of 2026, except as noted below.

As at June 30, 2026 and December 31, 2025, the Company had Cash and cash equivalents of $280 million and $350 million, respectively; Restricted cash and cash equivalents of $14 million and $13 million, respectively; and a working capital deficit of $422 million and $1,225 million, respectively.(1) There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein. The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations.

(1)The Company defines working capital as current assets of $2,847 million (December 31, 2025 - $2,471 million) less current liabilities of $3,269 million (December 31, 2025 - $3,696 million).

Available financing sources
For details on the Company's available financing sources, see section entitled Liquidity and capital resources to the Company's 2025 Annual MD&A as well as Note 8 – Financing activities to the Company's June 30, 2026 Interim Consolidated Financial Statements.

Shelf prospectus and registration statement
On April 29, 2026, the Company filed a shelf prospectus with Canadian securities regulators and a registration statement with the SEC, pursuant to which CN may issue debt securities in the Canadian and U.S. capital markets over a 37-month period following the filing date. This shelf prospectus and registration statement replaces CN's previous shelf prospectus and registration statement that was set to expire on May 2, 2026. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.

46 CN | 2026 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Revolving credit facilities
On March 31, 2026, the Company increased its existing unsecured revolving credit agreement from $2.5 billion to $3.0 billion. The Company's revolving credit facility agreement was also amended to extend the respective tenors by one additional year each and to remove its sustainability linked loan structure whereby its applicable margins were adjusted up or down based on the Company's performance under certain sustainability goals. The amended unsecured credit facility of $3.0 billion consists of tranches of $1.75 billion and $1.25 billion that are now maturing on March 31, 2029 and March 31, 2031, respectively. The unsecured revolving credit facility of $1.0 billion that was maturing on March 17, 2027 has been terminated as of March 31, 2026. The $3.0 billion revolving credit facility provides borrowings at various benchmark interest rates, such as the Secured Overnight Financing Rate (SOFR) and the Canadian Overnight Repo Rate Average (CORRA), plus applicable margins, based on CN's credit ratings.

As at June 30, 2026 and December 31, 2025, the Company had no outstanding borrowings under its revolving credit facility.

Equipment loans
During the first six months of 2026, the Company repaid $44 million of its equipment loans. As at June 30, 2026 and December 31, 2025, the Company had outstanding borrowings of $1,306 million and $1,329 million, respectively and had no further amounts available to be drawn under these facilities.

Commercial paper
The Company's commercial paper program is backstopped by the Company's $3.0 billion revolving credit facility. As of May 6, 2026, the maximum aggregate principal amount of commercial paper that can be issued was increased from $2.5 billion to $3.0 billion, or the equivalent amount in US dollars, on a combined basis.

As at June 30, 2026 and December 31, 2025, the Company had total commercial paper borrowings of US$292 million ($414 million) and US$90 million ($124 million) respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Accounts receivable securitization program
As at June 30, 2026 and December 31, 2025, the Company had no outstanding borrowings under the accounts receivable securitization program.

Bilateral letter of credit facilities
On March 31, 2026, the Company extended the maturity date of its committed bilateral letter of credit facility agreements to April 28, 2029.

As at June 30, 2026, the Company had outstanding letters of credit of $321 million ($321 million as at December 31, 2025) under the committed facilities and $153 million ($153 million as at December 31, 2025) under the uncommitted facilities.

Credit ratings
The Company's ability to access funding in the debt capital markets and the cost and amount of funding available depends in part on its credit ratings. Rating downgrades could limit the Company's access to the capital markets, or increase its borrowing costs.

In the second quarter of 2026, the rating agencies took the following actions:
•DBRS Morningstar maintained the outlook at stable and confirmed CN's long-term and short-term ratings at current levels at A and R-1 (low).
•Moody's Investors Service changed their outlook from stable to negative and confirmed the long-term and short-term debt ratings at A2 and P-1 respectively.
•S&P Global Ratings maintained the outlook at stable and confirmed CN's long-term and short-term ratings at current levels at A- and A-2.

The following table provides the Company's long-term debt and commercial paper credit ratings as of the date of this MD&A.

	Outlook	Long-term debt rating (1)	Commercial paper rating (1)
DBRS Morningstar	Stable	A	R-1 (low)
Moody's Investors Service	Negative	A2	P-1
S&P Global Ratings	Stable	A-	A-2
(1)These credit ratings are not recommendations to purchase, hold, or sell the securities referred to above. Ratings may be revised or withdrawn at any time by the credit rating agencies. Each credit rating should be evaluated independently of any other credit rating.

CN | 2026 Quarterly Review – Second Quarter 47

MANAGEMENT'S DISCUSSION AND ANALYSIS
Cash flows

	Three months ended June 30			Six months ended June 30
In millions	2026	2025	Variance	2026	2025	Variance
Net cash provided by operating activities	$1,611	$1,745	$(134)	$2,876	$2,909	$(33)
Net cash used in investing activities	(669)	(823)	154	(1,034)	(1,361)	327
Net cash used in financing activities	(1,236)	(522)	(714)	(1,914)	(1,305)	(609)
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash, and restricted cash equivalents	2	(4)	6	3	(4)	7
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	(292)	396	(688)	(69)	239	(308)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	586	244	342	363	401	(38)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$294	$640	$(346)	$294	$640	$(346)

Free cash flow
Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and combinations; and (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of net cash provided by operating activities in accordance with GAAP, as reported for the three and six months ended June 30, 2026 and 2025, to the non-GAAP free cash flow presented herein:

	Three months ended June 30		Six months ended June 30
In millions	2026	2025	2026	2025
Net cash provided by operating activities	$1,611	$1,745	$2,876	$2,909
Net cash used in investing activities	(669)	(823)	(1,034)	(1,361)
Free cash flow	$942	$922	$1,842	$1,548

Operating activities
Net cash provided by operating activities decreased by $134 million in the second quarter of 2026 and decreased by $33 million in the first half of 2026 when compared to the same periods in 2025, mainly due to unfavorable changes in working capital items.

Pension contributions
The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations.

Additional information relating to the pension plans is provided in Note 17 – Pensions and other postretirement benefits to the Company's 2025 Annual Consolidated Financial Statements and the section entitled Liquidity and capital resources of the Company's 2025 Annual MD&A.

The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans conducted as at December 31, 2025 indicated a funding excess on a going concern basis of approximately $5.4 billion and a funding excess on a solvency basis of approximately $4.2 billion calculated using the three-year average of the plans' hypothetical wind-up ratio.

48 CN | 2026 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Pension contributions for all plans for the six months ended June 30, 2026 and 2025 were $27 million and $38 million, respectively. Based on the results of the Company's actuarial valuations for funding purposes as at December 31, 2025, the CN Pension Plan remained fully funded and at a level such that the Company continues to be prohibited from making contributions to the defined benefit component of the CN Pension Plan in 2026. As such, total cash contributions of approximately $60 million are expected to be made in 2026 for all pension plans other than the defined benefit component of the CN Pension Plan.

Adverse changes to the assumptions used to calculate the Company's funding status, particularly the discount rate, as well as changes to existing federal pension legislation or regulator guidance could significantly impact the Company's future pension contributions.

Income tax payments
Net income tax payments for the six months ended June 30, 2026 and 2025 were $662 million and $477 million, respectively. The increase was mainly due to higher required installment payments in Canada. For 2026, the Company's net income tax payments are expected to be approximately $1.4 billion.

Investing activities
Net cash used in investing activities decreased by $154 million in the second quarter of 2026 and $327 million in the first half of 2026 when compared to the same periods in 2025, mainly due to lower property additions and disposal of property in the first quarter of 2026.

Property additions

	Three months ended June 30		Six months ended June 30
In millions	2026	2025	2026	2025
Track and roadway	$540	$605	$797	$887
Rolling stock	41	79	82	156
Buildings	14	23	27	39
Information technology	56	66	111	142
Other	44	32	117	100
Property additions	$695	$805	$1,134	$1,324

2026 Capital expenditure program
In 2026, the Company will continue to invest in its capital program to improve the safety, efficiency and integrity of its network. These investments will enable and support the growth of the Company and will be financed with cash generated from operations or with cash from financing activities as required.

Financing activities
Net cash used in financing activities increased by $714 million in the second quarter of 2026 and $609 million in the first half of 2026 when compared to the same periods in 2025. The increase in the second quarter was mainly due to higher net repayment of debt including commercial paper and higher repurchases of common shares. The increase in the first half of 2026 was mainly due to higher repurchases of common shares; partly offset by lower net issuances of debt including commercial paper.

Debt financing activities
Debt financing activities in the first half of 2026 included the following:
•On May 12, 2026, issuance of US$300 million ($410 million) 4.35% Notes due 2029 and US$450 million ($615 million) 4.95% Notes due 2036 in the U.S. capital markets, which resulted in total net proceeds of $1,016 million;
•On March 1, 2026, repayment of US$500 million ($682 million) 2.75% Notes due 2026 upon maturity; and
•Net repayment of commercial paper of $1,301 million in the second quarter and net issuance of $185 million in the first half.

Debt financing activities in the first half of 2025 included the following:
•On June 10, 2025, issuance of $500 million 3.50% Notes due 2030 and $500 million 4.20% Notes due 2035 in the Canadian capital markets, which resulted in total net proceeds of $995 million; and
•Net repayment of commercial paper of $588 million in the second quarter and $693 million in the first half.

CN | 2026 Quarterly Review – Second Quarter 49

MANAGEMENT'S DISCUSSION AND ANALYSIS
Additional information relating to the Company's outstanding debt securities is provided in Note 15 – Debt to the Company's 2025 Annual Consolidated Financial Statements.

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 24.0 million common shares between February 4, 2026 and February 3, 2027. As at June 30, 2026, the Company had repurchased 7.2 million common shares for $1,075 million under its current NCIB.

As at June 30, 2026, the Company had accrued a liability of $25 million for the two percent tax on net share repurchases made in the first six months of 2026 ($39 million as at December 31, 2025), which was accounted for as a direct cost of common share repurchases and recorded in Shareholders’ equity. The accrued tax obligation for the 2025 net share repurchases was paid in the first quarter of 2026.

The Company repurchased 16.0 million common shares under its previous NCIB, including 1.7 million common shares in the first quarter of 2026, which allowed for the repurchase of up to 20.0 million common shares between February 4, 2025 and February 3, 2026.

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2026	2025	2026	2025
Number of common shares repurchased	2.9	2.2	8.9	2.8
Weighted-average price per share (1)	$159.01	$145.54	$148.88	$146.65
Amount of repurchase (1)	$454	$306	$1,323	$407
(1)Includes brokerage fees and tax on share repurchases.

Dividends paid
The Company paid quarterly dividends of $0.9150 per share amounting to $554 million and $1,112 million in the second quarter and first half of 2026 compared to $556 million and $1,113 million, at the quarterly rate of $0.8875 per share for the same periods in 2025.

Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations for the following items as at June 30, 2026:

							2031 & thereafter
In millions	Total	2026	2027	2028	2029	2030
Debt obligations (1)	$22,250	$461	$79	$1,102	$1,554	$1,132	$17,922
Interest on debt obligations	13,945	490	978	974	882	828	9,793
Finance lease obligations	4	3	1	—	—	—	—
Operating lease obligations (2)	754	67	108	76	44	34	425
Purchase obligations (3)	2,799	1,764	326	217	156	94	242
Other long-term liabilities (4)	998	47	58	63	52	47	731
Total contractual obligations	$40,750	$2,832	$1,550	$2,432	$2,688	$2,135	$29,113
(1)Presented net of unamortized discounts and debt issuance costs and excludes finance lease obligations.
(2)Includes $289 million of imputed interest.
(3)Includes fixed and variable commitments for engineering services, rail, information technology services and licenses, locomotives, railroad cars, wheels, rail ties, as well as other equipment and services. Costs of variable commitments were estimated using forecasted prices and volumes.
(4)Mainly includes expected payments for workers' compensation, pension benefit payments for the Company's non-registered supplemental pension plan, postretirement benefits other than pensions, net unrecognized tax benefits and environmental liabilities.

50 CN | 2026 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted debt-to-adjusted EBITDA multiple
Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the twelve months ended June 30, 2026 and 2025, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended June 30,	2026	2025
Debt (1)		$22,254	$20,425
Adjustments:
Operating lease liabilities, including current portion (2)		465	443
Pension plans in deficiency (3)		337	342
Adjusted debt		$23,056	$21,210
Net income		$4,782	$4,564
Interest expense		936	913
Income tax expense		1,595	1,441
Depreciation and amortization		1,926	1,946
Operating lease cost (4)		154	158
Other components of net periodic benefit income		(517)	(478)
Other income		(127)	(49)
Adjustments:
Workforce reduction program (5)		34	—
Advisory costs related to rail consolidation matters (6)		49	—
Adjusted EBITDA		$8,832	$8,495
Adjusted debt-to-adjusted EBITDA multiple (times)		2.61	2.50
(1)Represents the aggregate of Current portion of long-term debt and Long-term debt as disclosed on the Consolidated Balance Sheets.
(2)Represents the present value of operating lease payments.
(3)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(4)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(5)Relates to employee termination benefits and severance costs related to a workforce reduction program, recorded in the fourth quarter of 2025 in Labor and fringe benefits within the Consolidated Statements of Income.
(6)Represents advisory costs related to the analysis and advocacy for the STB review of the impacts to fair competition pertaining to the potential merger between Union Pacific and Norfolk Southern recorded in Purchased services and material within the Consolidated Statements of Income.

Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at June 30, 2026, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 12 – Major commitments and contingencies to the Company's June 30, 2026 Interim Consolidated Financial Statements.
CN | 2026 Quarterly Review – Second Quarter 51

MANAGEMENT'S DISCUSSION AND ANALYSIS
Outstanding share data

As at July 23, 2026, the Company had 604.1 million common shares and 2.9 million stock options outstanding.

Financial instruments

Risk management
In the normal course of business, the Company is exposed to various risks from its use of financial instruments, such as credit risk, liquidity risk, and market risks which include foreign currency risk, interest rate risk and commodity price risk. A description of these risks and how the Company manages them, is provided in the section entitled Financial instruments of the Company's 2025 Annual MD&A.

Derivative financial instruments
Foreign currency risk

Foreign exchange forward contracts
As at June 30, 2026, the Company had outstanding foreign exchange forward contracts to purchase a notional value of US$905 million (US$477 million as at December 31, 2025). These outstanding contracts are at a weighted-average exchange rate of $1.38 per US$1.00 ($1.39 per US$1.00 as at December 31, 2025). The weighted-average term of the contracts is 169 days (110 days as at December 31, 2025). Changes in fair values of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statements of Income as they occur.

For the three and six months ended June 30, 2026, the Company recorded gains of $73 million and $106 million, respectively, related to foreign exchange forward contracts compared to losses of $50 million and $47 million, respectively, for the same periods in 2025. These gains were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income.

As at June 30, 2026, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $32 million and $nil, respectively ($nil and $10 million as at December 31, 2025).

Cross-currency interest rate swaps
On March 1, 2026, the US$500 million cross-currency interest rate swap (CCIRS) was settled in conjunction with the underlying bond settlement. As at June 30, 2026, the aggregate notional amount of CCIRS outstanding was US$1,275 million to hedge the US-to-Canadian dollar currency fluctuations on US dollar-denominated notes maturing on July 15, 2028, May 12, 2029, March 12, 2031 and October 15, 2031 for an aggregate principal amount of $1,780 million with a weighted average fixed annual interest rate of 4.67%.

These CCIRS were designated as qualifying hedging instruments and were accounted for as cash flow hedges, with their critical terms corresponding to the related US dollar-denominated notes. The following table provides the fair value gain or (loss) recorded in Accumulated other comprehensive loss and the amounts amortized to Other income related to foreign currency exposure and to Interest expense as reported for the three and six months ended June 30, 2026 and June 30, 2025.

	Three months ended June 30		Six months ended June 30
In millions	2026	2025	2026	2025
Change in fair value of CCIRS	$39	$(66)	$48	$(65)
Other income	$50	$(77)	$55	$(75)
Interest expense	$4	$5	$7	$6

52 CN | 2026 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
The following table provides the cumulative change in fair value of outstanding CCIRS as at June 30, 2026 and December 31, 2025:

In millions	As at June 30, 2026	As at December 31, 2025
Other current assets	$24	$7
Intangible assets, goodwill and other	14	—
Accounts payable and other	—	(29)
Other liabilities and deferred credits	(14)	(30)
Total fair value of CCIRS	$24	$(52)

The cash flows related to these CCIRS that pertain to the periodic interest settlements are classified as operating activities and the cash flows that pertain to the principal balance are classified as financing activities.

Interest rate risk

Interest rate swaps
The Company had outstanding interest rate swaps (IRS) designated as qualifying hedging instruments and accounted for as fair value hedges. The swaps were designed to hedge the interest rate risk associated with market fluctuations attributable to the Canadian Overnight Repo Rate Average (CORRA) or the Secured Overnight Financing Rate (SOFR). The fair value gain or loss on the swaps as well as any offsetting loss or gain on the hedged notes attributable to the hedged risk are recorded in Interest expense.

The following table presents the notional value of U.S. dollar and Canadian dollar denominated debt instruments that are hedged through IRS for the equivalent notional value:

In millions		Maturity	US$ denominated amount		As at June 30, 2026	As at December 31, 2025
3.50%	5-year notes	June 10, 2030			500	500
4.20%	10-year notes	June 10, 2035			500	500
4.95%	10-year notes	May 12, 2036	US$	450	639	—
Total notional value					$1,639	$1,000

The following table provides the cumulative change in fair value of outstanding IRS and the corresponding fair value hedging adjustment in Long-term debt as at June 30, 2026 and December 31, 2025:

In millions	As at June 30, 2026	As at December 31, 2025
Other current assets	$3	$5
Accounts payable and other	(1)	—
Other liabilities and deferred credits	(19)	(16)
Total fair value of IRS	$(17)	$(11)
Hedging adjustment gain (loss)	$18	$11

	Three months ended June 30, 2026		Six months ended June 30, 2026
In millions	2026	2025	2026	2025
Periodic net interest accruals for IRS recorded in Interest expense	$2	—	$3	—

Fair value of financial instruments
As at June 30, 2026, the Company's debt, excluding finance leases, had a carrying amount of $22,250 million ($21,201 million as at December 31, 2025) and a fair value of $21,009 million ($20,246 million as at December 31, 2025). The carrying amount of debt excluding finance leases exceeded the fair value due to market rates being higher than the stated coupon rates.

Additional information relating to financial instruments is provided in Note 13 – Financial instruments to the Company's June 30, 2026 Interim Consolidated Financial Statements.
CN | 2026 Quarterly Review – Second Quarter 53

MANAGEMENT'S DISCUSSION AND ANALYSIS
Recent accounting pronouncements

The following recent Accounting Standards Updates (ASU) issued by the Financial Accounting Standards Board (FASB) have an effective date after December 31, 2025 and have not been adopted by the Company:

ASU 2025-10 — Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities
This ASU introduces comprehensive accounting guidance for government grants received by business entities by expanding Topic 832 beyond disclosure-only requirements to include recognition, measurement, presentation, and disclosure. The main provisions establish that government grants should not be recognized until it is probable that the Company will comply with the conditions attached to the grant and that the grant will be received. The ASU also provides guidance on accounting for grants related to income and grants related to assets, including acceptable presentation approaches, and introduces enhanced disclosure requirements intended to improve transparency and comparability of government grant information.

The amendments in this ASU are effective for annual periods beginning after December 15, 2028, including interim periods within these fiscal years. Early adoption is permitted. The amendments in this ASU may be adopted using a prospective, modified retrospective, or full retrospective transition approach, depending on the nature of the grants and the transition method elected.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and disclosures.

ASU 2025-06 – Intangibles - Goodwill and Other Internal-Use Software (Subtopic 350-40)
This ASU modernizes the accounting for internal-use software by removing references to prescriptive and sequential software development stages. The main provisions establish that capitalization begins when management authorizes and commits to funding the software project and it is probable the project will be completed and used as intended. The ASU also introduces enhanced disclosure requirements that align internal-use software disclosures to property, plant and equipment. It also consolidates guidance for website development by integrating it into the framework for internal-use software.

The amendments in this ASU are effective for annual periods beginning after December 15, 2027, including interim periods within these fiscal years. Early adoption is permitted. The amendments in this ASU must be adopted either prospectively, retrospectively or using a modified transition approach based on project status and prior capitalization.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and disclosures.

ASU 2024-03 – Disaggregation of Income Statement Expenses (Subtopic 220-40)
This ASU aims to provide stakeholders a clearer understanding of an entity's expenses and enhance their ability to assess performance, forecast expenses and evaluate the entity's potential for future cash flows. The ASU amends the rules on income statement expense disclosures and requires public business entities to disaggregate and disclose, in tabular format in the notes to financial statements, specified categories of expenses contained within certain income statement expense line items; to integrate certain amounts that were already required to be disclosed under current GAAP with the new disaggregation requirements and to qualitatively disclose descriptions of the amounts remaining that were not separately disaggregated. The ASU also requires public business entities to disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of those selling expenses. This ASU does not change or remove the current disclosure requirements of expense line items on the face of the Consolidated Statements of Income.

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU should be applied either prospectively to Consolidated Financial Statements issued for reporting periods following the effective date, or retrospectively to any or all prior periods presented in the Consolidated Financial Statements.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements disclosures.

Other recently issued ASUs required to be applied on or after June 30, 2026 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

54 CN | 2026 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Critical accounting estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, capital expenditures and depreciation and pensions require management's more significant judgments and estimates in the preparation of the Company's consolidated financial statements and, as such, are considered to be critical. Reference is made to the section entitled Critical accounting estimates of the Company's 2025 Annual MD&A for a detailed description of the Company's critical accounting estimates. There have not been any material changes to these estimates in the second quarter of 2026.

Management discusses the development and selection of the Company's critical accounting policies, including the underlying estimates and assumptions, with the Audit, Finance and Risk Committee of the Company's Board of Directors. The Audit, Finance and Risk Committee has reviewed the Company's related disclosures.

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated.

Reference is made to the section entitled Business risks of the Company's 2025 Annual MD&A for a detailed description of such key areas of business risks and uncertainties with respect to: Trade restrictions, Competition, Environmental matters, Personal injury and other claims, Labor negotiations, Economic conditions, Regulation, Pandemic risk, Pension funding volatility, Reliance on technology and related cybersecurity risk, Terrorism and international conflicts, Customer credit risk, Liquidity, Supplier concentration, Availability of qualified personnel, Fuel costs and supply disruptions, Foreign exchange, Interest rates, Transportation network disruptions, Severe weather, Climate change and Reputation, which is incorporated herein by reference. Additional risks and uncertainties not currently known to management, or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business.

The following is a material update to the risks described in the Company's 2025 Annual MD&A.

Competition
On July 19, 2025, Union Pacific Corporation (UP) and Norfolk Southern Corporation (NS) (the Applicants) entered into a merger agreement and announced their intention to create a U.S. transcontinental railroad and on December 19, 2025, filed an application with the STB requesting approval to combine the two railroads. On January 16, 2026, the STB rejected the application as incomplete and allowed the Applicants to submit a revised application. On April 30, 2026, the Applicants filed an amended application. On May 28, 2026, the STB accepted the Applicants' amended application, placed the proceeding in abeyance, and ordered the Applicants to submit supplemental information by July 27, 2026. If the merger is ultimately approved by the STB, this could adversely and materially impact the Company's competitive position. On July 22, 2026, the Company and Applicants announced they had executed a Memorandum of Understanding (MOU) in connection with the proposed transaction between UP and NS. The MOU secures CN's competitive access, including access to Kansas City, Missouri. The provisions are contingent on STB approval and closing of the merger.

Trade restrictions
On July 1, 2026, the U.S. notified its partners under the United States–Mexico–Canada (USMCA) free-trade agreement that it would not support renewal of the agreement in its current form. While this notification initiates a review and negotiation process, the USMCA remains in effect as discussions among the parties continue. Unless a party withdraws from the agreement, the USMCA will remain in force through 2036. The outcome of these discussions and any resulting amendments to the agreement remain uncertain and could affect the future trade framework among the USMCA partners which could materially and negatively impact the Company’s financial results.

CN | 2026 Quarterly Review – Second Quarter 55

MANAGEMENT'S DISCUSSION AND ANALYSIS
Controls and procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of June 30, 2026, have concluded that the Company's disclosure controls and procedures were effective.

During the second quarter ended June 30, 2026, there were no changes in the Company's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

56 CN | 2026 Quarterly Review – Second Quarter